UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
1. Name and Address of Reporting Person
   Halstedt, Steven C.
   1428 15th Street
   Denver, CO  80202
   USA
2. Date of Event Requiring Statement (Month/Day/Year)
   5/11/98
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   Verio Inc.
   VRIO
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
___________________________________________________________________________________________________________________________________|
1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
___________________________________________________________________________________________________________________________________|
Common Stock                               |0(1)                  |                |                                               |
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___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Beneficially Owned                                                                             |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
___________________________________________________________________________________________________________________________________|
Series A Convertible Pre|         |         |Common Stock           |0(1)     |          |             |                           |
ferred Stock            |         |         |                       |         |          |             |                           |
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Series B Convertible Pre|         |         |Common Stock           |0(1)     |          |             |                           |
ferred Stock            |         |         |                       |         |          |             |                           |
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Series C Convertible Pre|         |         |Common Stock           |0(1)     |          |             |                           |
ferred Stock            |         |         |                       |         |          |             |                           |
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___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) The Reporting Person is one of the five general partners of Centennial Holdings V, L.P., a Delaware limited partnership ("Holdings V"), which in turn is the sole general partner of Centennial Fund V, L.P., a Delaware limited partnership ("Fund V"). Fund V holds 1,627,983 shares of the Issuer's
Series B Convertible Preferred Stock (convertible into 1,627,983 shares of common stock), and 674,320 shares of the Issuer's Series C Convertible Preferred Stock (convertible into 674,320 shares of common stock). By virtue of the relationships described above, Holdings V may be deemed to control Fund V and possess indirect beneficial ownership of the securities of the Issuer directly beneficially held by Fund V.
Holdings V is also the sole general partner of Centennial Entrepreneurs Fund V, L.P. ("Entrepreneurs V"), and may be deemed to control
Entrepreneurs V and possess indirect beneficial ownership of the 50,350 shares of the Issuer's Series B Convertible Preferred Stock (convertible into
50,350 shares of common stock) and 20,855 shares of the Issuer's Series C Convertible Preferred Stock (convertible into 20,855 shares of common stock) held by Entrepreneurs
V.
By virtue of the relationships described above and his roles with Fund V and Holdings V, the Reporting Person may be deemed to control Holdings V,
Fund V and Entrepreneurs V and may be deemd to possess indirect beneficial ownership of the Issuer securities held by Fund V and Entrepreneurs
V. However, the Reporting Person, acting alone, does not have voting or investment power with respect to the Issuer securities directly beneficially held by Fund V or Entrepreneurs V, and, as a result, the Reporting Person disclaims beneficial ownership of the Issuer securities directly beneficially owned by Fund V and Entrepreneurs V, except to the extent of the Reporting Person's indirect pecuniary interest in Fund V and Entrepreneurs V.
The Reporting Person is also one of the five general partners of Centennial Holdings IV, L.P., a Delaware limited partnership ("Holdings IV"), which is, in turn, the sole general partner of Centennial Fund IV, L.P., a Delaware limited partnership ("Fund IV"). Fund IV holds 250,000 shares of the Issuer's common stock, 1,543,210 shares of the Issuer's Series A Convertible Preferred Stock (convertible into 1,543,210 shares of common stock), 353,395 shares of the Issuer's Series B Convertible Preferred Stock (convertible into 353,395 shares of common stock), and 12,500 shares of the Issuer's
Series C Convertible Preferred Stock (convertible into 12,500 shares of common stock). By virtue of the relationships described above and his roles with Fund IV and Holdings IV, the Reporting Person may be deemed to control Fund IV and Holdings IV, and may be deemed to possess indirect beneficial ownership of the Issuer securities held by Fund IV. However, the Reporting Person, acting alone, does not have voting or investment power with respect to the Issuer securities directly beneficially held by Fund IV, and, as a result, the Reporting Person disclaims beneficial ownership of the Issuer securities directly beneficially owned by Fund IV, except to the extent of the Reporting Person's indirect pecuniary interest in Fund IV.
The Reporting Person is also a unit holder of Centennial Holdings I, LLC ("Holdings LLC"), which holds 14,452 shares of the Issuer's common stock, 89,208 shares of the Issuer's Series A Convertible Preferred Stock (convertible into 89,208 shares of common stock), 37,289 shares of the Issuer's
Series B Convertible Preferred Stock (convertible into 37,289 shares of common stock) and 316 shares of the Issuer's Series C Convertible Preferred
Stock (convertible into 316 shares of common stock). Centennial Holdings, Inc. ("Holdings Inc.") is the sole managing member of the Holdings LLC.
The Reporting Person is an officer and director of Holdings Inc. By virtue of the relationships described above and his roles with Holdings LLC and
Holdings Inc., the Reporting Person may be deemed to control the Issuer securities held by Holdings LLC. However, the Reporting Person, acting alone, does not have voting or investment power with respect to the Issuer securities directly beneficially held by Holdings LLC, and, as a result, the Reporting Person disclaims beneficial ownership of the Issuer securities directly beneficially owned by Holdings LLC, except to the extent of the Reporting Person's indirect pecuniary interest in Holdings
LLC.
SIGNATURE OF REPORTING PERSON
/s/ Steven C. Halstedt
DATE
May 11, 1998